EXHIBIT 2

		Number of Shares
Account	Transaction Date	Purchased/(Sold)	Price Per Share

Octavian Master	4/30/07	6,300	$13.6641

Octavian Master	5/4/07	13,700	$14.0174

Octavian Special Master	5/10/07	100,000	$14.5560

Octavian Master	5/11/07	20,000	$14.8517

Octavian Special Master	5/14/07	20,000	$14.9373

Octavian Master	5/16/07	20,000	$15.0190